SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CYPRESS BIOSCIENCE, INC.
(Name of Subject Company (Issuer))

RAMIUS V&O ACQUISITION LLC
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

232674507
(CUSIP Number of Class of Securities)

JEFFREY C. SMITH
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$147,786,057.50	$10,537.15

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 34,773,190 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $4.25 (the purchase price per share offered by Offeror).  Such number of shares of common stock represents 38,588,190 shares issued and outstanding as of August 5, 2010 less 3,815,000 shares of common stock already owned by Ramius Value and Opportunity Advisors LLC, its affiliates and its subsidiaries.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,537.15
Form or Registration No.:	SC TO-T
Filing Party:	Ramius V&O Acquisition LLC
Ramius Value and Opportunity Advisors LLC
Date Filed:	September 15, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 15, 2010 (the “Schedule TO”) by Ramius V&O Acquisition LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Ramius”), relating to the offer by Purchaser to purchase all issued and outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of Cypress Bioscience, Inc., a Delaware corporation, at a price of $4.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated September 15, 2010, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.  This Amendment is being filed on behalf of Ramius and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to all applicable items of this Amendment. This Amendment should be read together with the Schedule TO.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(B) Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 17, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of September 20, 2010 that the information set forth in this statement is true, complete and correct.

RAMIUS V&O ACQUISITION LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 15, 2010.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Summary Advertisement published on September 15, 2010.*
(a)(5)(A)	Press release issued by Ramius LLC, dated September 15, 2010, announcing the commencement of the Offer.*
(a)(5)(B)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 17, 2010.†
(b)(1)	Commitment Letter, dated as of September 14, 2010, among Ramius Value and Opportunity Advisors LLC and RP Management, LLC.*
(d)
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated July 19, 2010 (incorporated by reference to the Schedule 13D filed by Ramius LLC with the Securities and Exchange Commission on July 19, 2010).

(g)	None.
(h)	None.
* Previously filed with the Schedule TO.
† Filed herewith.